May 1, 2013

United States Securities and Exchange Commission

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Global Tech Solutions, Inc.
Registration Statement on Form S-1
Filed February 5, 2013
File No. 333-186460

Dear Mrs. Mills-Apenteng:

We have received and read your letter dated March 5, 2013 regarding the above referenced matter.  Please be informed that we have caused to be prepared and filed an amended registration statement on Form S-1/A, in response to the comments specified in your letter.  Additionally, the purpose of this letter is to also respond, in writing, to those comments.

General

Comment:

1.
Given that your assets consist solely of cash and it appears that you have nominal operations, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.  Alternatively, tell us why you do not believe you are a shell company.

Response:

Please note, we have revised the provisions of that registration statement to disclose that we are a shell company on our prospectus cover page. Additionally, please note, we have included a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of our shares and our ability to attract additional capital to implement our business plan or sustain future operations.

United States Securities and Exchange Commission
May 1, 2013

Comment:

2.
Please consider describing, in an appropriate location, such as the risk factors section, the extent to which any of the exemptions available to you as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

Response:

Please note, we have revised that registration statement to include a risk factor regarding the extent to which any of the exemptions available to us as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act are available to us as a Smaller Reporting Company.

Comment:

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Please be informed that neither we nor anyone acting on our behalf will provide any written communications, as defined in the Rule 405 under the Securities Act, to potential investors reliance on Section 5(d) of the Securities Act. Additionally, there are no research reports about us that are or will be published or distributed  in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer. Additionally, please be informed that no broker or dealer will participate in the offering on our shares.

United States Securities and Exchange Commission
May 1, 2013

Prospectus Cover Page

Comment:

4.
We note that the table on the cover page indicates the offering proceeds that will be available to you, before expenses, assuming all of the shares offered are sold in this best efforts offering.  Given that it appears that no minimum number of shares is required to be sold in this offering, please remove this table from the cover page.  In addition, please remove the reference to “$40,000 Offering” in the heading.

Response:

Please note, we have removed that table from the cover page. Additionally, please note we have removed the reference to “$40,000 Offering” in the heading.

Comment:

5.
We note the last sentence on page 29 and a statement in the third paragraph on page 34 which indicate that in the event you do not realize the full proceeds from this offering, you will be required to promptly return investor subscription proceeds.  These statements are inconsistent with the disclosure on the cover page.  Please revise your disclosure to clarify whether a minimum number of shares is required to be sold in this offering and whether subscription funds may be returned.

Response:

Please note, we have revised the provisions of the prospectus cover page and the information on page 29 and page 34 to specify that it is possible that not all four million (4,000,000) shares will be sold and there is no minimum number of shares required to be sold. Additionally, please note, we have also made the appropriate revisions regarding the fact that subscription funds will not be returned.

Comment:

6.
It appears that you should include on the cover page the paragraph that currently appears on the facing page advising that your common stock is not traded on any public market.  Refer to Item 501 of Regulation S-K.  In revising the cover page, please note that it should be limited to one page.

United States Securities and Exchange Commission
May 1, 2013

Response:

Please note, we have included on the cover page that paragraph that appeared on the facing page advising that our common stock is not traded on any public market. Additionally, please note, the cover page is limited to one page.

Prospectus Summary, page 1

Comment:

7.
Please relocate the initial paragraph relating to forward-looking statements so that it appears later in the prospectus, after risk factors.  This comment also applies to the first two paragraphs under “Risk Factors” on page 5.  In this regard, we note that the referenced information in both sections appears to be duplicative of the disclosure under “A Note Concerning Forward-Looking Statements” on page 17.

Response:

Please note, we have relocated the initial paragraph relating to forward-looking statements so that it appears later in the prospectus, after risk factors. Additionally, please note, we have eliminated those first two paragraphs under “Risk Factors” that were specified on Page 5. Additionally, we have eliminated any duplication of the disclosure regarding forward-looking statements.

Comment:

8.
Consistent with your disclosure elsewhere, please include prominent, clear and unambiguous disclosure indicating that you have not developed or sold any software to date and have not yet generated any revenues from operations.

Response:

Please note, we have included prominent, clear and unambiguous disclosures indicating that we have not developed or sold any software to date and have not yet generated any revenues from operations.

Comment:

9.
Please revise here and under “Description of Our Business” on page 25 to describe more specifically the nature and scope of the initial mobile application, or applications, you expect to develop and how you intend to generate revenues from any such products.

United States Securities and Exchange Commission
May 1, 2013

Response:

Please note, we have revised the “Prospectus Summary” and “Description of Business” to indicate that, because of the stage of development, the nature and scope of our initial mobile application is not known and, therefore, that nature and scope cannot be specified more particularly.

Additionally, please note, we have specified in those sections how we intend to generate revenue from those products.

Comment:

10.
You indicate on page 2 that you need approximately $60,000 to support your operations during the next twelve months.  On pages 7 and 10 under “Risk Factors,” you indicate that if you do not receive adequate proceeds from the offering, you will have to seek alternative financing.  Based on this disclosure, it appears that even if you sell all of the shares in the offering, the net proceeds would not be sufficient to support your operations during the next twelve months.  Therefore, please revise to clarify your plans for obtaining the financing necessary to support your operations during the next twelve months based on selling 25%, 50%, 75% and 100% of the shares in the offering.  Please also clarify whether the $60,000 that you referenced includes the $21,000 you indicate on page 12 will be necessary to comply with your filing requirements.

Response:

Please note, we have revised the provisions of the registration statement to specify that we intend to raise $60,000 from the sale of the offered shares. Accordingly, if we sell all the shares in the offering, we believe the new proceeds would be sufficient to support our operations during the next 12 months. Additionally, we have revised the registration statement to clarify our plans for necessary funding to support our operations during the next 12 months based on selling 25%, 50%, 75% and 100% of the shares in the offering. Additionally, please note, we have clarified that the $60,000 that we reference includes the $21,000 we anticipate will be necessary to comply with our filing requirements.

Comment:

11.	Please revise the summary to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

United States Securities and Exchange Commission
May 1, 2013

Response:

Please note, we have advised the summary to disclose that our auditor has expressed substantial doubt about our ability to continue as a going concern.

Jumpstart Our Business Acts, page 3

Comment:

12.	Please revise to provide a complete description of how and when a company may lose emerging growth company status. It appears the bulleted list you provided is incomplete.

Response:

We believe that we have provided a complete description of how and when a company may lose emerging growth company status.  Accordingly, we believe that the bulleted list is complete. If we are incorrect, please be more specific with respect to why you believe that bulleted list is incomplete.

The Offering, page 4

Comment:

13.
You provide information in this section as though all of the shares in your best-efforts offering will be sold.  Since the number of shares that will be sold in this offering is not assured, please revise your disclosure here, and throughout your prospectus as appropriate, to reflect this uncertainty.  Specifically, you state here that the gross proceeds to the company will be $40,000 and the number of shares outstanding after the offering will be 14,000,000 common shares.  Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby.  Note that, as appropriate, proceeds should be presented net of the expenses associated with the offering.

Response:

Please note, we have revised our disclosure here and throughout the prospectus, as appropriate, to specify the uncertainty with respect to the sale of our offered shares. Please note, we have indicated a range of possible outcomes with respect to the number of shares that may be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby. Additionally, please note, as appropriate, proceeds have been presented net of expenses associated with the offering.

United States Securities and Exchange Commission
May 1, 2013

Risk Factors

Risks Related to this Offering

“We don’t have any substantial assets and are totally dependent upon the proceeds of this offering…,” page 7

Comment:

14.
Please expand this risk factor, or add a separate risk factor, to address your liquidity position in quantified terms.  Specifically, disclose in the risk factor subheading your available cash resources as of the most recent practicable date and the minimum number of months those cash resources will allow you to meet your financial obligations.  Your risk factor discussion should specify the dollar amount, less your available cash resources, needed to meet your financial obligations for the next 12 months and discuss the related risks.  Ensure that your disclosure here is consistent with your Liquidity and Capital Resources discussion in MD&A.

Response:

Please note, we have expanded that risk factor specify our liquidity in quantified terms. Specifically, we have disclosed in the risk factor subheading our available cash resources as of the most recent practical date and the minimum number of months those cash resources will allow us to meet our financial obligations. Additionally, that risk factor specifies the dollar amount, less our available cash resources, required to satisfy our financial obligations for the next 12 months and the related risks.

“We intend to become subject to the periodic reporting requirements…,” page 10

Comment:

15.
Please reconcile your assertions in this risk factor that you cannot estimate the costs associated with fulfilling your reporting obligations with your disclosure under the first risk factor on page 12 estimating those costs to be approximately $21,000 in the first year.

United States Securities and Exchange Commission
May 1, 2013

Response:

We have revised that registration statement to reconcile what we estimate to be the costs associated with fulfilling our reporting obligations in the first year.

“We will incur ongoing costs and expenses for SEC reporting…,” page 12

Comment:

16.
 Please clarify what you anticipate your total expenses to be within the next 12 months.  Include in your calculations the costs associated with the offering specified on page 42, as well as the costs associated with fulfilling your reporting obligation and any operational expenses.  Explain why you have budgeted only $4,000 for legal and accounting expenses if those expenses are known to be higher within that period.  Your disclosure in this respect is unclear.

Response:

Please note, we have clarified what we anticipate our total expenses to be within the next 12 months. We have included in our calculations the costs associated with the offering, as well as costs associated with fulfilling our reporting obligation and operating expenses. Additionally, we have budgeted $21,000 for legal and accounting expenses.

“Our President, Kenneth Johnson, has no experience…,” page 12

Comment:

17.
This risk factor appears to be duplicative of the risk factor on page 6 that begins “The Company’s needs could exceed the amount of time or level of experience….”  Please review this and other risk factors to eliminate unnecessary duplication.

Response:

Please note, we have eliminated the duplications of risk factors.

United States Securities and Exchange Commission
May 1, 2013

 “Until we register a class of our securities pursuant to Section 12…,” page 12

Comment:

18.
We note your statements throughout that you intend to apply to have your common stock quoted on the OTC Bulletin Board.  We note further that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering.  Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

Response:

Please note, we have added a risk factor which explains the automatic reporting suspension provisions of Section 15(d) of the Securities Exchange Act of 1934 and the potential effects on the company and its investors, including the ability to have the price of our securities quoted on the OTC Bulletin Board.

Use of Proceeds, page 17

Comment:

19.	Please clarify the uses included in the category, “product development” given that this category does not include wages and working capital.

Response:

Please note, we have clarified the uses included in the category “product development”.

Comment:

20.
We note your disclosure on page 29 that in the event you do not realize the full proceeds from the offering, you will be forced to scale back your efforts.  You also state on page 34 that your “12 month budget” is based on minimum operations which will be completely funded by the $40,000 raised through this offering.  Please revise your “Use of Proceeds” section and your MD&A to describe how the anticipated proceeds, based on the percentages shown, relate to your 12 month budget and the extent to which these amounts would allow you to achieve your milestones and the development of your product.

United States Securities and Exchange Commission
May 1, 2013

Response:

Please note, we have revised our “USE OF PROCEEDS” sections and our MD&A to describe how our anticipated proceeds, based upon the percentages shown, relate to our 12 months budget and the extent to which these amounts will allow us to achieve our milestones and the development of our product.

Comment:

21.
Your discussion here indicates that your total offering expenses will be $5,000.  However, your discussion on page 45 indicates that the expenses in connection with this offering will total $22,505.46.  Revise to clarify this discrepancy.  Please also ensure that your disclosure throughout is consistent.

Response:

Please note, we have amended that registration statement to indicate that our total offering expenses will be approximately $22,500.00.

Information with Respect to the Registrant, page 25

Comment:

22.
Please disclose whether you are attempting to incorporate the information on external websites into this prospectus.  Please see our Use of Electronic Media, Interpretive Release No. 34-42728 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your registration statement.  Alternatively, consider removing the hyperlinks from your document.

Response:

Please note, we have removed the hyperlinks from that prospectus.

Comment:

23.
Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports.  For each report, please also tell us:

●	how you confirmed that the data reflects the most recent available information;
●	whether the data is publicly available;

United States Securities and Exchange Commission
May 1, 2013

●	whether the data was prepared for use in your registration statement;
●	whether the authors of the data consented to your use of it in the registration statement; and
●
whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these two studies, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

Please note, we have eliminated from that registration statement any disclosure which would require the information requested.

24.	Please provide substantiation for the following:

Comment:

●	Your statement on page 27 regarding your “progressive attitude, evidenced by [y]our applications”; and
●	Your statement on page 27 that you “feel strongly that there is a market of tens of millions of potential end users for the applications” you plan to build.

Response:

Please note, we have eliminated those statements from the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Proposed Milestones to Implement Business Operations, page 34

Comment:

25.
We note your statement that the costs associated with operating as a public company are included in your budget.  Please tell us where you have included in your “12 month budget” the $21,000 you have indicated on page 12 will be necessary for you to comply with your filing requirements.

Response:

Please note, we have included on Page 30 of the registration statement the “12 month budget” the $21,000 we indicated will be necessary for us to comply with our filing requirements, which is described as “compliance with filing requirements (accounting and legal fees)” for each specified 3 month period.

United States Securities and Exchange Commission
May 1, 2013

Comment:

26.	It is unclear how the costs indicated in this section for your milestones relate to the amounts under the various scenarios indicated in your Use of Proceeds section. Please revise to clarify.

Response:

Please note, we have specified how the costs specified in this section relate to the amounts under the various scenarios specified in our “USE OF PROCEEDS” section.

Critical Accounting Policies

Note C. Cash Equivalents, page 36

Comment:

27.
Your disclosure indicates that you had $4,000 in cash and cash equivalents at October 31, 2012.  This amount does not appear to be consistent with the amount disclosed on your balance sheet on page F-4.  Please advise or revise accordingly.

Response:

Please note, we have revised our disclosure regarding our cash and cash equivalents to be consistent with our most recent balance sheet.

Background of Executive Officers and Director, page 37

Comment:

28.
Please revise your discussion of Mr. Johnson’s background to clarify his business experience after his retirement in 2005.  Please also clarify what you mean by “returning this company to profitability.”

United States Securities and Exchange Commission
May 1, 2013

Response:

Please note, we have revised that registration statement to clarify Mr. Johnson’s background after his retirement in 2005. Additionally, please note we have clarified the phrase “returning this company to profitability.”

Certain Relationships and Related Transactions, page 42

Comment:

29.
With respect to the promissory note issued to Mr. Johnson, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid and the rate or amount of interest payable.

Response:

Please note, we have amended the registration statement to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, that no principal was paid during the periods for which disclosure is provided and there is no interest which accrues on the unpaid principal.

Statement of Operations, page F-5

Comment:

30.
Your statement of operations on page F-5 and statement of stockholders’ equity on page F-6 indicate that your date of inception is October 29, 2012.  This date does not appear to be consistent with disclosure in other parts of your filing, such as on page 1, that you were incorporated on October 24, 2012.  Please advise or revise accordingly.

Response:

Please note, we have  revised that statement of operations and statement of stockholders’ equity to indicate that the date of incorporation is October 24, 2012.

United States Securities and Exchange Commission
May 1, 2013

Notes to Financial Statements
Note 8. Subsequent Events, page F-13

Comment:

31.	Please disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50.

Response:

 Please note, we have revised that registration statement to disclose a date through which subsequent events have been evaluated.

Undertakings, page 46

Comment:

32.	Please tell us why you have not included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

Please note, we have amended that registration statement to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

Comment:

33.	Given that the opinion is limited to Nevada law, please tell us why the qualification in the penultimate paragraph is necessary or appropriate.

Response:

Please note, that qualification has been eliminated.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission
May 1, 2013

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the provisions of this letter and the amended registration statement are responsive to those comments specified in your letter dated March 5, 2013.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Global Tech Solutions, Inc.

/s/ Kenneth Johnson
By:      Kenneth Johnson, President